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                               September 26, 2022

       Eva Yuk Yin Siu
       Chairlady of the Board & CEO
       Neo-Concept International Group Holdings Ltd
       10/F, Seaview Centre
       No.139-141 Hoi Bun Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Neo-Concept
International Group Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
30, 2022
                                                            CIK No. 0001916331

       Dear Ms. Siu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 Submitted August 30, 2022

       Prospectus Cover Page, page i

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. For example, disclose, if true, that your
subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated
for accounting purposes but is not an entity in which you own
 Eva Yuk Yin Siu
FirstName LastNameEva
            InternationalYuk YinHoldings
                                 Siu
Neo-Concept               Group           Ltd
Comapany 26,
September NameNeo-Concept
              2022           International Group Holdings Ltd
September
Page 2    26, 2022 Page 2
FirstName LastName
         equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Prospectus Summary, page 1

2. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
Risk Factors
Our business is in direct competition with NCH, an affiliated company, page 13

3.       Please revise your disclosure to specify the definition of "Neo
Concept Group."
We rely on two principal suppliers for supplies of raw materials, manufacturing services and logistics services, page 25

4. We note your risk factor that your principal suppliers "terms of services [...] may be susceptible to fluctuations with regard to pricing, timing and quality." Please update this risk factor if recent inflationary pressures have materially affected your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Dilution, page 47

5. You indicate, in the first introductory paragraph, that net tangible book value represents
         "total net tangible assets less intangible assets (right-of-use assets and intangible assets)."
         The parenthetical reference to right of use assets and intangible assets appears to be unnecessary since you have no right of use assets at December 31, 2021 and the reference to intangible assets is repetitive. Please remove the parenthetical disclosure or advise us.
Exclusive Territory and Non-Competition Agreement, page 52

6. We note your disclosure that the Company and the Parent Group have entered into an
         Exclusive Territory and Non-Competition Agreement. Please provide additional disclosure detailing what countries/regions constitute the "Protected Territories," as well
 Eva Yuk Yin Siu
FirstName LastNameEva
            InternationalYuk YinHoldings
                                 Siu
Neo-Concept               Group           Ltd
Comapany 26,
September NameNeo-Concept
              2022           International Group Holdings Ltd
September
Page 3    26, 2022 Page 3
FirstName LastName
         as the specific "businesses currently conducted by us through our Operating Subsidiaries in North America and Europe," that NCH has agreed to not compete with. Liquidity and Capital Resources
Cash Flow Sufficiency, page 66

7. Please provide more robust disclosure explaining how you intend to meet your cash flow requirements. In this regard, discuss your plan to meet your debt obligations and operating needs as it appears your obligations that will come due in twelve months or less are greater than cash generated from operations in the periods presented.
Business
Overview, page 68

8. We note your disclosure on page 74 that your customer base in Canada and the U.S.
         accounts for over 95% of total revenues, with one Canadian based retailer contributing approximately 94.5% of revenues. We note, however, that your disclosure in this section appears to give equal weight to your European market and the licensed brand in the
         UK. Please therefore revise your disclosure in this section to more specifically explain your operations in Canada and the U.S. In addition, given your apparent dependence on one single Canadian retailer, please revise your disclosure throughout to provide an accurate and current discussion of the company's market, focus and business operations.
Notes to the Consolidated Financial Statements
Organization and reorganization, page F-7

9. We note your disclosure indicating that the reorganization is considered a recapitalization of entitles under common control. Please expand to discuss the nature of this accounting treatment, including, if true, that the historical carrying values of the relevant entities will be carried forward with no step up in basis of net assets or recognition of goodwill. Refer to ASC 805-50-50-3. Additionally, please disclose how you accounted for the distribution and disposal of Neo-Concept NY in December 2021.
2. Summary of Significant Accounting Policies and Practices, page F-8

10. Your liquidity discussion on page 63 indicates that you were able to speed up your collection of accounts receivable by way of factoring to strengthen your cash position and liquidity management. Please revise the notes to financial statements to describe your factoring arrangements and how you account for them.
Revenue Recognition, page F-12

11. You disclose that you derive revenue principally from sales of private-labelled apparel products and sales of own-branded apparel products in your retail stores. However, your disclosures on page 1 indicate that you offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material
 Eva Yuk Yin Siu
Neo-Concept International Group Holdings Ltd
September 26, 2022
Page 4
         sourcing, production and quality controls and logistics management. Please revise this note to disclose how you account for the revenue generated from each of the products and services you offer to your customers.
12. You disclose here that the transaction price for sales of private-labelled apparel products does not include variable consideration provisions for right of return as you do not have a sales return policy and no sales return is offered. However, on page 75 you also indicate that where quality issues are concerned, you follow up with your customers on any claims or requests for product return, payment refund, rectification or price discount. Please explain to us how these two statements are consistent with each other, or as appropriate, revise to eliminate the inconsistency.
11. Right-Of-Use Assets and Lease Liabilities, page F-20

13. You disclose that your right-of-use assets and relevant lease liabilities originated from your rented premises in New York by Neo-Concept NY, and were eliminated upon the disposal of Neo-Concept NY in December 2021. We note, however, from page 26 that as of December 31, 2021 you leased three retail store locations in the UK under operating leases. Please revise to disclose how you accounted for these UK location leases. Explain why no related right-of-use assets and lease liabilities were reflected on your balance sheet at December 31 2021.
Exhibit 23.1, page X-1

14. Please file an updated consent from your independent registered public accounting firm, with your first live filing, that also consents to the firm being named in the "Experts"
         section of the filing.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameEva Yuk Yin Siu                   Sincerely,
Comapany NameNeo-Concept International Group Holdings Ltd
                                                    Division of Corporation
Finance
September 26, 2022 Page 4                           Office of Manufacturing
FirstName LastName